Exhibit 3.01

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

NEOPHARM, INC.

                NeoPharm, Inc., (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1.                                       The name of the Corporation is NeoPharm, Inc.

2.             The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article FOURTH thereof and by substituting in lieu of said Article the following new Article FOURTH:

“ARTICLE FOURTH:  The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is 65,000,000 shares, consisting of 50,000,000 shares of common stock, par value $.0002145 per share (the “Common Stock”), and 15,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

The Board of Directors is authorized to issue the Preferred Stock from time to time in one or more classes or series thereof, each such class or series to have such voting powers (if any), conversion rights (if any), designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors and stated and expressed in a resolution or resolutions thereof providing for the issuance of such Preferred Stock.”

3.             The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNES WHEREOF, the Corporation has caused this Certificate to be executed this 6th day of June, 2002.

NEOPHARM, INC.

		By:	/s/ James M. Hussey
James M. Hussey
Chief Executive Officer
and President
ATTEST:

By:	/s/ Lawrence A. Kenyon, Secretary
Lawrence A. Kenyon, Secretary